u f 3-12-02

02019729

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2002

SEC FILE NUMBER
8- 43543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TNC Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Hogback Road
(No. and Street)

Pittstown (City) NJ (State) 08867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everett Titus 908-730-7882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter, Michael A.
(Name — if individual, state last, first, middle name)

80-45 Grenfell St. (Address) Kew Gardens (City) NY (State) 11415 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/18/02

OATH OR AFFIRMATION

I, Everett Titus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TNC Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

BRANDEN M. PEER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar 30, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TNC Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT
MANAGEMENT CONSULTANT

80-45 GRENFELL STREET
KEW GARDENS, NEW YORK 11415

(718) 850-6955
Fax (718) 850-6956

INDEPENDENT AUDITOR'S REPORT

February 7, 2002

To the Board of Directors
of TNC Inc.

I have audited the accompanying statement of financial condition of TNC Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as well as evaluating the overall statement of financial condition presentation. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TNC Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

TNC Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 33,081
Marketable securities, at market value	3,360
Other	1,107
TOTAL ASSETS	$ 37,548

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 2,145
Total Liabilities	2,145
Stockholder's Equity	
Capital Stock: $.01 par value, 1,000 shares authorized, issued and outstanding	10
Paid in capital	73,691
Retained Earnings	(38,298)
Total Stockholder's Equity	35,403
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,548

See Notes to Financial Statement.

TNC Inc.
Notes to Financial Statement
December 31, 2001

Note 1 - Organization

TNC Inc. is a New Jersey corporation (the "Company") organized in July 1990 to act as a consultant and investment advisor primarily in the energy area. The Company is registered with the Securities and Exchange Commission and the State of New Jersey as an investment advisor and as a broker-dealer, and is a member of the National Association of Security Dealers, Inc.

The Company does not have or intend to have security of or discretionary authority with respect to securities or funds of advisory or brokerage clients.

Note 2 - Summary of Significant Accounting Policies

Marketable securities are valued at market value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and disclosure of contingent amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Fee Revenues

All of the Company's fees are derived from several clients. The Company expects that these clients will continue to be the principal sources of its revenues.

Note 4 - S Corporation Income Tax Status

The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code to be an S Corporation. Under those provision, the Company's federal taxable income or loss and tax credits are passed through to the stockholder.

Note 5 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. As applied to the Company, the rule requires minimum net capital of $5,000. As of December 31, 2001, the Company had net capital of $33,399 which was $28,399 in excess of its required net capital.

Note 6 - Annual Report

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's Statement of Financial condition as of December 31, 2000, is available for examination at the Company's office located at 32 Hogback Road, Pittstown, New Jersey 08867 and at the regional office of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279.